UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Encision Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29254Q104

(CUSIP Number)

Timothy J. Wynne

1625 South Tacoma Way

Tacoma, WA 98409

253-709-2984

With a Copy to:

David E. Myre, Jr.

Hillis Clark Martin & Peterson P.S.

999 Third Ave., Suite 4600

Seattle, WA 98104

206-623-1745

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29254Q104

1	NAME OF REPORTING PERSON Timothy J. Wynne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 543,442
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 543,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 29254Q104

1	NAME OF REPORTING PERSON Brett M. Telford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 543,442
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 543,442
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 543,442
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 29254Q104

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock (the “Common Stock”) of Encision Inc., a Delaware corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at: 6797 Winchester Circle, Boulder, Colorado 80301.

ITEM 2. IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i)	Timothy J. Wynne, a citizen of the United States of America (“Tim Wynne”); and

(ii)	Brett M. Telford, a citizen of the Commonwealth of Autralia (“Brett Telford” and, together with Tim Wynne, the “Reporting Persons”).

The Reporting Persons have formed a group with respect to the securities of the Issuer within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons have entered into a joint filing agreement, dated as of December 23, 2016, a copy of which is attached hereto as Exhibit 99.1.

(b)

The address of the principal business and principal office of each of the Reporting Persons is 1625 South Tacoma Way, Tacoma, WA, 98409.

(c)

The principal occupation of Tim Wynne’s is to serve as the CEO and Director of New Business Development of The OR Company LLC, a Washington limited liability company with an address at 1625 South Tacoma Way, Tacoma, WA 98409 (“The OR Company”). Tim Wynne also serves as the President and CEO of Surgical Principals, Inc., a Washington corporation with an address at 1625 South Tacoma Way, Tacoma, WA, 98409.

The principal occupation of Brett Telford’s is to serve as the Managing Director of Gynetech Pty Ltd, an Australian limited company with an address at 122 Balmain Street, Richmond, VIC 3121 Australia. Brett Telford also serves as the President and Managing Director of The OR Company.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Tim Wynne purchased 187,060 shares of Common Stock directly using personal funds. The remaining 356,382 shares of Common Stock beneficially owned by the group are held in Mr. Wynne’s spouse’s retirement account and were purchased with the funds from that account.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired their shares for investment purposes. The Reporting Persons intend to engage in discussions with the Issuer, management, the board of directors, other stockholders and other persons that may relate to governance and board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and the future of the Issuer. The Reporting Persons may also take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including but not limited to, the acquisition by the Reporting Persons or their affiliates of additional shares of Common Stock through open market purchases, privately negotiated transactions, a tender offer, an exchange offer or otherwise.

SCHEDULE 13D

CUSIP No. 29254Q104

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Accordingly, in that context, the Reporting Persons plan to engage in discussions with the management of the Issuer concerning whether the business and prospects of the Issuer are strategically aligned with those of The OR Company, and whether a relationship between the Issuer and The OR Company could be advantageous for both entities.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) , (b) Based upon the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016, there were 10,673,225 shares of the Common Stock outstanding as of October 31, 2016.

Based on the foregoing, the 543,442 shares of the Common Stock (the “Subject Shares”) beneficially owned by the group represent approximately 5.09% of the shares of the Common Stock issued and outstanding.

Tim Wynne and Brett Telford have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

As of the date hereof, none of the Reporting Persons own any shares of the Common Stock other than the Subject Shares covered in this Statement.

(c) Exhibit 99.2, which is incorporated by reference into this Item 5(c) as if restated in full, describes all of the transactions in shares of Common Stock, swaps and options, if any, that were effected in the past sixty days by the Reporting Persons for the benefit of the Reporting Persons. Except as set forth in Exhibit 99.2 attached hereto, within the last 60 days, no reportable transactions were effected by any Reporting Person.

(d) No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

By agreement between the Reporting Persons, Tim Wynne and Brett Telford are deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.

ITEM 7. MATERIAL TO BE FILED AS AN EXHIBIT

Exhibit 99.1	Joint Filing Agreement, dated as of December 23, 2016, among Tim Wynne and Brett Telford.

Exhibit 99.2	Trading data.

SCHEDULE 13D

CUSIP No. 29254Q104

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2016

/s/ Timothy J. Wynne
Timothy J. Wynne

/s/ Brett M. Telford
Brett M. Telford

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of December 23, 2016, between Tim Wynne and Brett Telford.

Exhibit 99.2	Trading data.